NORTHERN TRUST CORPORATION
   50 South La Salle Street
   Chicago, Illinois  60675
   (312) 630-6000

   [NORTHERN TRUST LOGO]



                                      July 18, 2008


   Mr. Gregory Dundas
   Staff Attorney
   Division of Corporation Finance
   U.S. Securities and Exchange Commission
   Mail Stop 4561
   100 F Street, N.E.
   Washington, D.C.  20549

        Re:  Northern Trust Corporation
             Form 10-K for the Fiscal Year Ended
             December 31, 2007 Definitive Proxy
             Statement on Schedule 14A filed March 10, 2008
             Form 10-Q for the Quarterly Period Ended March 31, 2008 File No. 000-05965
             -------------------------------------------------------

   Dear Mr. Dundas:

        We have reviewed the letter of the staff of the Securities and Exchange Commission (the "Commission") dated July 11, 2008 following up on our response filed with the Commission on July 9, 2008 to the staff's comments on the above-referenced filings of Northern Trust Corporation (the "Corporation"). The following is the Corporation's response to the Commission staff's additional comment. For convenience, the Commission staff's comment is reproduced in bold typeface, and the Corporation's response appears in regular typeface.

   FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
   -----------------------------------------------------
   ITEM 1A - RISK FACTORS, PAGE 25
   ------------------------------
   1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 1, SPECIFICALLY THAT YOU WILL IN THE FUTURE, "WHERE APPROPRIATE, SUBDIVIDE SOME
        OF THE CATEGORIES INTO PARAGRAPHS OR BULLET POINTS. . . ."
        WE CONTINUE TO BELIEVE THAT ITEM 503(c) OF REGULATION S-K CALLS FOR A VERY SPECIFIC FORMAT, NAMELY "A DISCUSSION OF THE
        MOST SIGNIFICANT FACTORS" THAT MAKE INVESTMENT IN THE ISSUER'S
        ------------------------
        SECURITIES RISKY. EACH RISK FACTOR SHOULD BE SET FORTH INDIVIDUALLY, WITH A CLEAR SUBHEADING DESCRIBING THE RISK, AND A DISCUSSION THAT ADEQUATELY DESCRIBES THE RISK IN CLEAR, CONCRETE TERMS SPECIFIC TO THE ISSUER, QUANTIFYING THOSE TERMS WHERE APPROPRIATE. IN YOUR RESPONSE, PLEASE INDICATE YOUR INTENTION TO REVISE YOUR RISK FACTORS ACCORDINGLY IN FUTURE FILINGS.

        RESPONSE:
        --------

        In future filings, the Corporation will present its discussion of risk factors in a format that sets forth each risk factor



   [NORTHERN TRUST LOGO]

   Mr. Gregory Dundas
   U.S. Securities and Exchange Commission
   Division of Corporation Finance
   July 18, 2008
   Page 2




   individually, with a subcaption that clearly describes the particular risk and a clear explanation of how the risk affects the Corporation.

        If you have any questions regarding this letter, please call me at (312) 557-8265.

                                      Very truly yours,



                                      /s/ Kelly R. Welsh
                                      ----------------------------
                                      Kelly R. Welsh
                                      Executive Vice President and
                                      General Counsel